                                                                    EXHIBIT 2(b)

                                         FORM OF SEVERANCE AGREEMENT FOR GROUP A

                    AMENDED AND RESTATED SEVERANCE AGREEMENT
                    ----------------------------------------


          This Severance Agreement (this "Agreement") is made as of ____________ __, 1997 by and between FIBREBOARD CORPORATION, a Delaware corporation (the "Company"), and _________________ ("Executive").

                                    RECITALS
                                    --------

          [WHEREAS the Company and Executive have previously entered into Severance Agreements dated as of _________________ and as of _________________ (the "Prior Agreements") providing for certain benefits to be conferred upon Executive under specified circumstances in the event that (i) Executive's employment is terminated by the Company or (ii) Executive voluntarily terminates his employment with the Company, all upon the terms and conditions set forth therein;]/1/


          WHEREAS the Board of Directors of the Company has approved a new severance agreement to provide Executive with certain additional benefits and to conform the terms of such agreement to the current policy of the Company regarding an officer's entitlement to benefits upon the termination of his employment;

          NOW THEREFORE, the parties hereto agree as follows:

1.   Termination Absent a Change of Control.
     --------------------------------------

     (a) If, prior to a Change of Control, (i) the Company terminates Executive's employment for any reason other than Permanent Total Disability or Cause, or (ii) Executive voluntarily terminates his employment under circumstances involving a Constructive Termination, Executive will be entitled to the following compensation:

               (1)  One year's Base Salary; and

               (2) An amount equal to the Target Level Bonus (as defined in Paragraph 12(f) below) for the fiscal year of termination; and

               (3) An amount equal to the Target Level Bonus for the fiscal year of termination, prorated for the period of Executive's actual employment during the fiscal year of termination.

--------------------------------
/1/  For CEO, WHEREAS clause will refer to CEO's employment agreement.

     (b) The compensation payable under subparagraphs 1(a)(1), (2) and (3) above shall be paid in a single lump sum within thirty (30) days following the last date of Executive's employment.

2.   Termination On or After A Change of Control.
     -------------------------------------------

     (a) If within a two-year period after a Change of Control (i) the Company (or any successor) terminates Executive's employment for any reason other than Permanent Total Disability or Cause or (ii) Executive voluntarily terminates his employment under circumstances involving a Constructive Termination, Executive will be entitled to the following compensation:

          (1)  24/2/ months' Base Salary; and


          (2)  An amount equal to two times/3/ the greater of:


               (A) The Target Level Bonus for the fiscal year of termination, or

               (B) The product of (i) the average of the proportion the executive's annual bonus bore to the executive's Base Salary for the three years fiscal years prior to the date of termination, multiplied by (ii) the executive's Base Salary [(the greater of (A) or (B) being the "Bonus")], [or

               (C) any bonus provided under an employment agreement between the Company and the Executive (the greater of (A), (B) or (C) being the "Bonus")]/4/; and


          (3) The Bonus, prorated for the period of Executive's actual employment during the fiscal year of termination.

     [(b) If within a six-month period following a Change of Control, Executive voluntarily terminates his employment under circumstances not involving a Constructive Termination, Executive will be entitled to 75% of the sums provided in paragraphs 2(a)(1) and 2(a)(2) and 100% of the sum provided in paragraph 2(a)(3)

---------------------------
/2/  36 months for CEO.
/3/  Three times for CEO.
/4/  For CEO only.

     (calculated as if his employment was terminated under circumstances involving a Constructive Termination).]/5/


     (c) The compensation payable under paragraphs 2(a) or (b) above will be paid in a single lump sum within thirty (30) days after the last date of Executive's employment.

     (d) In the event of a termination of Executive's employment under the circumstances described in this paragraph 2:

          (1) All outstanding options, restricted stock rights and phantom stock units (valued as of the date of termination of Executive's employment) previously awarded to Executive shall, to the extent not already vested, immediately vest and the Company shall promptly issue stock or cash, as the case may be, to Executive as called for by the terms of such awards; and

          (2) All of Executive's non-qualified deferred compensation or retirement benefits, if any, accrued through the date of termination under any non-qualified deferred compensation plan or arrangement shall immediately vest and be payable, to the extent permissible under the terms of such plan or arrangement.

     [(e) Following a Change of Control, upon a termination of employment under the circumstances described in this paragraph 2, the Company shall continue to provide the Executive with the use of his office for 90 days following the termination of his employment.]/6/


3.   Bonus Payment for Year Preceding Termination.  If Executive's employment is
     --------------------------------------------
     terminated for any reason other than Cause prior to the date that the Board of Directors has determined to award bonuses for a prior fiscal year, Executive shall receive a bonus equal to the bonus he would have received if his employment had not been terminated.

4.   Voluntary Termination.  If Executive voluntarily terminates his employment
     ---------------------
     other than as provided in paragraph 1 or 2 above, Executive shall not be entitled to any benefits under this Agreement; provided, however, that, if
                                                    --------  -------
     more than two years after a Change of Control, Executive's employment is terminated under circumstances which would have, absent a Change of Control, entitled Executive to benefits under paragraph 1, Executive will be deemed to have terminated his employment under paragraph 1.


----------------------------
/5/ For senior executives only (not CEO). CEO has similar right via his employment agreement.
/6/  For CEO only.

5.   Termination due to Death or Disability.  If Executive's employment
     --------------------------------------
     terminates due to death or Permanent Total Disability, Executive shall be paid an amount equal to the Target Level Bonus for the fiscal year of termination, prorated for the period of Executive's actual employment during the fiscal year of termination. Executive shall not be entitled to any other benefits under this Agreement, but shall be entitled to any other benefits to which he is otherwise entitled under the terms of any employee benefit plans of the Company.

6.   Continuation of Insurance Benefits.  In the event Executive's employment
     ----------------------------------
     terminates under the circumstances described in paragraph 2(a) of this Agreement, the Company will continue Executive's participation and coverage for a period of two/7/ years (the "Severance Period") from Executive's last day of employment with the Company under all the Company's life, medical, dental plans and other welfare benefit plans (but excluding the Company's disability plans) ("Insurance Benefits"), and all perquisites and fringe benefit plans and programs (other than the Company's Profit Sharing/401(K)
     Plan) (the perquisites and fringe benefits together being the "Fringe Benefits") in which Executive is participating immediately prior to such employment termination, under the same coverages and on the same terms as in effect immediately prior to termination; provided, however, that if his
                                                 --------  -------
     continued participation is not possible under the general terms and provisions of such plans and programs, the Company shall arrange to provide him with substantially similar benefits; provided, further, that if any
                                              --------  -------
     other Company plan, arrangement or agreement provides for continuation of Insurance Benefits and Fringe Benefits then the Executive shall receive such coverage under such other plan, arrangement or agreement, and if the period of such coverage is shorter than the Severance Period, then the Executive shall receive pursuant to this section, such coverage for the remainder of the Severance Period. In the event Executive's employment terminates under the circumstances described in paragraph 2(b) of this Agreement, the Company shall continue Executive's participation and coverage in the Insurance Benefits and Fringe Benefits for a period of 18 months (the "Severance Period") from Executive's last day of employment with the Company subject to the same provisions as provided in the prior sentence. In the event Executive's employment terminates under the circumstances described in paragraph 1 of this Agreement, then the Company shall provide such Insurance Benefits and Fringe Benefits for one year from Executive's last day of employment with the Company.


7.   Additional Benefit Accruals, Pension Contributions and Relocation
     -----------------------------------------------------------------
     Assistance.  In the event Executive's employment is terminated under the
     ----------
     circumstances described in paragraph 2 of this Agreement then: (i) the Executive shall also receive additional service credit (including, benefit accrual and vesting credit) for the Severance Period under any Company pension plan in which Executive participates; provided, however, that in
                                                   --------  -------
     the case of a qualified pension plan, the Executive shall be paid (within 30 days after his last day of employment) a cash lump equal to the present value of the additional benefits Executive would have accrued if he had been credited for all

----------------------
/7/  Three years for CEO.

     purposes with the additional years of service under such plan; (ii) Executive shall also be provided with additional age and service credit for the Severance Period under the Officer Early Retirement Medical Program, or any successor thereto; (iii) the executive shall receive an additional payment equal to 4% of 1997 salary and bonus (including the payments provided in Paragraph 2); (iv) a contribution to the SERP equal to the SERP contribution that would have been made on behalf of the Executive if his employment had continued through the Severance Period; and [(v) if Executive relocates to California, up to $75,000 to reimburse Executive's actual relocation expenses (i.e., moving vans, loss on the sale of his residence, lease buyout costs, closing costs, real estate commissions, etc.); provided, however, that to the extent such relocation expenses are
            --------  -------
     paid or reimbursed by another party (i.e., a new employer) the Company shall not reimburse Executive's relocation expenses; provided, further,
                                                          --------  -------
     that such relocation expenses shall only be reimbursed if the Executive provided the Company with written notice of his intent to relocate to California within 12 months of his last date of employment and completed such relocation within 18 months of such date]/8/. [In addition, if so requested by the Executive, outplacement services shall be provided by a professional outplacement provider at a cost to the Company of not more than 20% of the Executive's Base Salary.]/9/


8.   Certain Additional Payments by the Company:
     ------------------------------------------

     (a) Anything in this Agreement to the contrary notwithstanding, if it is determined (as hereafter provided) that any payment or distribution by the Company (other than relocation expenses) to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code (or any successor provision thereto) by reason of being "contingent on a change in ownership or control" of the Company, within the meaning of Section 280G of the Code (or any successor provision thereto) or to any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the "Excise Tax"), then the Executive will be entitled to receive an additional payment or payments (a "Gross-Up Payment") in an amount such that, after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

     (b) Subject to the provisions of Section 8(f) hereof, all determinations required to be made under this Section 8, including whether an Excise Tax is payable by the Executive and the amount of such Excise Tax and whether a Gross-Up Payment is

-------------------
/8/ Only for executives who relocated from California and Ron Mathewson (for relocation back to Colorado).
/9/  Herb Elliot only.

     required and the amount of such Gross-Up Payment, will be made by the nationally recognized firm of certified public accountants (the "Accounting Firm") used by the Company prior to the Change of Control. The Company will direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Company and the Executive within 15 calendar days after the executive's date of termination, if applicable, and any other such time or times as may be requested by the Company or the Executive. If the Accounting Firm determines that any Excise Tax is payable by the Executive, the Company will pay the required Gross-Up Payment to the Executive within five business days after receipt of such determination and calculations. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it will, at the same time as it makes such determination, furnish the Executive with an opinion that he has substantial authority not to report any Excise Tax on his federal, state, local income or other tax return. Any determination by the Accounting Firm as to the amount of the Gross-Up Payment will be binding upon the Company and the Executive. As a result of the uncertainty in the application of
     Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding applicable state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts or fails to pursue its remedies pursuant to Section 8(f) hereof and the Executive thereafter is required to make a payment of any Excise Tax, the Executive will direct the Accounting Firm to determine the amount of the Underpayment that has occurred and to submit its determination and detailed supporting calculations to both the Company and the Executive as promptly as possible. Any such Underpayment will be promptly paid by the Company to, or for the benefit of, the Executive within five business days after receipt or such determination and calculations.

     (c) The Company and the Executive will each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Company or the Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination contemplated by Section 8(b) hereof.

     (d) The federal, state and local income or other tax returns filed by the Executive will be prepared and filed on a consistent basis with the determination of the Accounting Firm with respect to the Excise Tax payable by the Executive. The Executive will make proper payment of the amount of any Excise Tax, and at the request of the Company, provide to the Company true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service and corresponding state and local tax returns, if relevant, as filed with the applicable taxing authority, and such other documents reasonably requested by the Company, evidencing such payment. If prior to the filing of the Executive's federal income tax return, or corresponding state or local tax return, if relevant, the Accounting Firm determines that the amount of the Gross-Up Payment should be reduced, the Executive will within five business days pay to the Company the amount of such reduction.

     (e) The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by Sections 8(b) and (d) hereof will be borne by the Company. If such fees and expenses are initially advanced by the Executive, the Company will reimburse the Executive the full amount of such fees and expenses within five business days after receipt from the Executive of a statement therefor and reasonable evidence of his payment thereof.

     (f) The Executive will notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification will be given as promptly as practicable but no later than 10 business days after the Executive actually receives notice of such claim and the Executive will further apprise the Company of the nature of such claim and the date on which such claim is requested to be paid (in each case, to the extent known by the Executive). The Executive will not pay such claim prior to the earlier of (a) the expiration of the 30-calendar-day period following the date on which he gives such notice to the Company and (b) the date that any payment of amount with respect to such claim is due. If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive will:

          (i) provide the Company with any written records or documents in his possession relating to such claim reasonably requested by the Company;

          (ii) take such action in connection with contesting such claim as the Company will reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect of the subject matter and reasonably selected by the Company;

          (iii) cooperate with the Company in good faith in order effectively to contest such claim; and

          (iv) permit the Company to participate in any proceedings relating to such claim;

     provided, however, that the Company will bear and pay directly all costs
     --------  -------
     and expenses (including interest and penalties) incurred in connection with such contest and will indemnify and hold harmless the Executive, on an after-tax basis, for and against any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limiting the foregoing provisions of this Section 8(f), the Company will control all proceedings taken in connection with the contest of any claim contemplated by this Section 8(f) and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim (provided, however, that the Executive may
                               --------  -------
     participate therein at his own cost and expense) and may, at its option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company will determine; provided, however, that if the
                                            --------  -------
     Company directs the Executive to pay the tax claimed and sue for a refund, the Company will advance the amount of such payment to the Executive on an interest-free basis and will indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance; and provided further, however, that any extension of the statute of
         -------- -------  -------
     limitations relating to payment of taxes for the taxable year of the Executive with respect to which the contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of any such contested claim will be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive will be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

     (g) If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 8(f) hereof, the Executive receives any refund with respect to such claim, the Executive will (subject to the Company's complying with the requirements of Section 8(f) hereof) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after any taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to
     Section 8(f) hereof, a determination is made that the Executive will not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial or refund prior to the expiration of 30 calendar days after such determination, then such advance will be forgiven and will not be required to be repaid and the amount of such advance will offset, to the extent thereof, the amount of Gross-Up Payment required to be paid pursuant to this Section 8.

9.   No Other Severance Benefits.  Other than any welfare benefits or relocation
     ---------------------------
     benefits provided under any other Company plan, program or arrangement, the foregoing severance benefits will be in lieu of all severance payments and benefits to which Executive might otherwise be entitled under the Company's general severance policy, if any.

10.  Term.  This Agreement shall be effective from the date hereof until the
     ----
     second anniversary of a Change of Control.

11.  Attorneys' Fees.  The Company will pay the reasonable attorneys' fees of
     ---------------
     Executive that were incurred by him in enforcing his rights under this Agreement if Executive subsequently obtains any benefits under this Agreement, whether by way of settlement or litigation.

12.  Certain Defined Terms.  As used herein, the following terms shall have the
     ---------------------
following meanings:

     (a) "Base Salary" shall mean the greater of the annual salary paid to Executive as of the date of termination of his employment or the date of the Change of Control, as the case may be.

     (b)  "Cause" shall mean:

          (i)  conviction of any felony, or

          (ii) willful and continued failure to substantially perform his duties as an Executive of the Company (other than as a result of total or partial incapacity due to physical or mental illness (habitual drunkenness or abuse of drugs or controlled substances not being considered a physical or mental illness for purposes of this paragraph)) unless within 30 days after written notice has been provided to the Executive by the Board of Directors, the Executive cures the conduct which was the basis for such willful and continued failure.

     (c)  "Change of Control" shall mean:

          (i) the holders of the voting securities of the Company shall have approved a merger or consolidation of the Company with any other entity, unless the proposed merger or consolidation would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

          (ii) a plan of complete liquidation of the Company shall have been adopted or the holders of voting securities of the Company shall have approved an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all of the Company's assets; or

          (iii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 ("1934 Act")) shall become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 15% or more of the combined voting power of the Company's then outstanding shares;

          (iv) during any period of two consecutive years, members who at the beginning of such period constituted the Board of Directors shall have ceased for any reason to constitute a majority thereof, unless the election, or nomination for election by the Company's stockholders, of each director shall have been approved by the vote of at least two-thirds of the directors then still in office and who were directors at the beginning of such period (so long as such director was not nominated by a person who has expressed an intent to effect a Change of Control or engage in a proxy or other control context); or

          (v) the occurrence of any other change of control of a nature that would be required to be reported in accordance with Form 8-K pursuant to Sections 13 or 15(d) of the 1934 Act or in the Company's proxy statement in accordance with Schedule 14A of Regulation 14A promulgated under the 1934 Act, or in any successor forms or regulations to the same effect.

     (d) A "Constructive Termination" shall be deemed to have occurred if (i) Executive's Base Salary is reduced without his written consent, or (ii) Executive's annual compensation potential (consisting of Base Salary plus total annual bonus potential) is reduced without his written consent, or
     (iii) Executive is required by the Company without his written consent to relocate to a new place of business that is more than fifty miles from the Executive's place of business prior to the Change of Control (or a substantial increase in the amount of required business travel), or (iv) there is a material adverse change in the Executive's duties or responsibilities in comparison to the duties or responsibilities which the Executive had prior to the Change of Control.

     (e) "Permanent Total Disability" shall mean: If at the end of any month Executive then is, and has been, for six (6) consecutive full calendar months then ending, or eighty (80) or more of the normal working days during the twelve (12) consecutive full calendar months then ending, unable to perform his duties in the normal and regular manner due to mental or physical illness or injury, Executive will be deemed to be in a state of Permanent Total Disability. Any determination of such inability to perform shall be made by the Executive's physician in good faith.

     (f) "Target Level Bonus" shall mean the bonus that would have been payable to Executive under the Company's Annual Cash Incentive Program for the fiscal year of termination assuming that Executive's employment had continued for the full year and the Company or the applicable business unit, as the case may be, had achieved the "Target" level of earnings for the year previously set by the Board of Directors under this Program.

     (g) For purposes of subparagraphs 1(a)(3), 2(a)(3) and 5 of this Agreement, applicable bonus amounts shall be "prorated" for the period of Executive's actual employment during the fiscal year of termination by multiplying the applicable bonus amount by a fraction, the numerator of which shall be the number of days of Executive's employment during such year and the denominator of which shall be 365.

13.  Modification and Waiver of Breach.  No waiver or modification of this
     ---------------------------------
     Agreement shall be binding unless it is in writing, signed by the parties hereto. No waiver of a breach hereof shall be deemed to constitute a waiver of a further breach, whether of a similar or dissimilar nature.

14.  Assignment.  This Agreement shall be binding upon and inure to the benefit
     ----------
     of any successors of the Company. As used herein, "successors" shall include any person, firm, corporation or other business entity which at any time, whether by merger, purchase or otherwise, acquires substantially all of the assets or business of the Company.

15.  Notice.  Any written notice to be given hereunder to Executive may be
     ------
     delivered to him personally or shall be deemed to have been given upon deposit thereof in the U.S. mail, certified mail, postage prepaid, addressed to Executive at the address as it shall appear on the records of the Company.

16.  Construction of Agreement.  This Agreement is made and entered into in the
     -------------------------
     State of California and shall be construed under the laws of California.

17.  Entire Agreement.  [This Agreement supersedes and replaces the Prior
     ----------------
     Agreements in their entirety, and after the execution hereof by Executive and the Company, the Prior Agreements shall no longer be of any further force or effect.]/9/ This Agreement constitutes the entire understanding between the parties with respect to Executive's severance pay in the event of a termination of Executive's employment with the Company, superseding all negotiations, prior discussions and preliminary agreements, written or oral, concerning said severance pay [;provided, however, that upon any
                                           --------  -------
     termination of employment the Executive shall receive the greater of (i) the payments and benefits provided under this Agreement, and (ii) the payments and benefits provided in the Amended and Restated Employment Agreement between the Executive and the Company dated as of January 1, 1995]/10/. This Agreement may not be amended except in writing by the parties hereto.


-------------------------
/9/  Senior executives other than the CEO.
/10/  CEO only.

18.  Counterparts.  This Agreement may be executed in counterparts.
     ------------

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                              FIBREBOARD CORPORATION


                              By
                                -----------------------
                              John D. Roach
                              Chairman, President and
                              Chief Executive Officer


                                -----------------------
                              Executive